

20549-0408

October 13, 2004

C. Sean Childers
President
Hometown Community Bancshares, Inc.
PO Box 218
Braselton, Georgia 30517

Re: Hometown Community Bancshares, Inc.
   Form S-1, filed September 14, 2004
   File No. 333-118982

Dear Mr. Childers:

　　We have the following comments on your filing. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please apply the plain English rules to your filing.

   - Make sure that the cover is only one page.

   - Use a ragged right hand margin throughout the filing.

   - Make sure that the text is easily readable. Your footnote text size is very small.

   - Avoid using roman numerals to number lists. Use regular numbers, bullet points or another technique and break out the material presented from being presented in one long sentence.

   - Delete legalisms such as hereunder, thereafter, hereby and thereof.

2. In footnote 2 you reference Rule 3a4-1. Is this likely to be key information to your reader, even if they know what Rule 3a4-1 is about? Consider deleting this reference from the cover.

3. Disclose the warrants to be issued to organizers, now discussed on page 30. Explain the reason for their issuance in the summary.

4. Discuss your listing plans on the cover, the impact of this on an active market in the shares and the consequences for purchasers in this offering.

Hometown Community Bank – page 2

5. You seem to indicate that you will focus your lending activities on developers and other businesses, but also indicate that you will lend to homeowners. Please make clear both here and in the body of the text on what type of loans you plan to focus. In the body of the text, consider including a table with your anticipated percentage loan composition if you have this information.

6. Please describe the geographic and economic aspects of your planned market area for a reader who is not familiar with it. For example, is it mostly agricultural? Does it serve as a bedroom community for a major city?

The Organizers – page 3

7. Indicate here and on page 10 that all of the shares purchased by organizers will be purchased for investment and not for resale, or explain to us supplementally why this is not required. In the event that they will be purchased for resale, please disclose the practical implications of this situation.

Use of Proceeds – page 3

8. We note that the minimum offering may not be adequate to receive regulatory approval. Please advise us supplementally whether this might require a second registration. For example, might you close the offering, having reached the minimum, only to find out later that the minimum is not enough. With consideration to disclosure in the filing, advise us supplementally as to the worst case consequences of this situation and the likelihood of such events.

Conditions to Offering – page 4

9. Here and in the body of the text disclose whether the second and third conditions have been met. If not, disclose in the body of the text whether you expect any problems in meeting these conditions.

Risk Factors – page 5

10. The first and second risk factors seem to address essentially the same risk. Please consider combining these risk factors.

11. The last risk factor on page 7 and the first two on page 8 seem to be generic to any bank. Either explain any specific risk faced by the company or state that the company does not know of any particular risk, or consider removing these risk factors so that investors can focus on the most important risks they face.

Use of Proceeds - page 13

12. Please reconcile the first paragraph text with the information in the two tables. Specifically, the first paragraph disclosed that at the maximum $11,500,000 will be invested in the bank and in the table the amount is listed as ten million.

13. By footnote or otherwise, disclose how Hometown financed the $422,00 organizational funding. Discuss any organizational loan to the company by the organizers or others and describe its repayment.

Management's Discussion and Analysis of Financial Condition and Results of Operations – page 24

14. You state that you anticipate incurring continuing operating losses during the early operating stages of the Bank. You further state that during your initial stages of operation, you will generate sufficient income from operations to fund activities for at least five years. These statements contradict one another. Please revise to resolve this contradiction.

15. Please revise to disclose your plans for surviving over the next 12 months. Specifically discuss how you plan to fulfill your obligations and attain profitable operations.

Interest of Management and Others in Certain Transactions – page 30

16. In the second paragraph note the dollar amount of the purchase price.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Nancy Maloney 202-942-7331 or to Donald Walker, Senior Assistant Chief Accountant, at 202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

Sincerely,

Wm Friar

William Friar
Senior Financial Analyst

By fax: Larry W. Shackelford
fax number 404-365-9532